FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Notice of AGM

12 March 2020 11:00 GMT

Notice of Annual General Meeting

AstraZeneca PLC (the Company) announced today the publication of its Notice of Annual General Meeting 2020 and Shareholders' Circular (the Notice).

The Notice has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/nsm. The Notice is also available on the Company's website at www.astrazeneca.com/agm.

The Company's Annual Report and Form 20-F Information 2019 was published on 3 March 2020.

The Notice is being despatched to shareholders today.

The meeting place for the Annual General Meeting (AGM) will be Leonardo Royal Hotel London Tower Bridge, 45 Prescot St, London, E1 8GP and the AGM will commence at 2.30 pm (BST) on 29 April 2020.

The Company continues to monitor the situation in relation to COVID-19 and will notify shareholders via our website, www.astrazeneca.com as soon as practicably possible if there are any changes to the AGM arrangements.  Shareholders are reminded of their right to appoint the Chairman of the AGM, or any other person, as their proxy to attend the meeting and vote on their behalf.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Angela Fiorin	BioPharmaceuticals	+44 1223 344 690
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (Cardiovascular, Metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal) Environmental, Social and Governance	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory)	+44 203 749 5631
Tom Waldron	Other medicines	+44 7385 033 717
Craig Marks	Finance Fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access Retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 12 March 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary